Volvo Invests in Hallsberg

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 5, 2006--Volvo Construction Equipment (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) (Brussels:VLV) will be building a brand new paint shop at its Hallsberg plant, representing an investment of SEK 150 million. The new paint shop will result in improved quality, greater capacity, lower costs and a range of environmental benefits, including a reduction in solvent emissions by more than 50%. If all goes to plan, construction should begin by the end of the year.

"This sends out a powerful message," says Anita Karlsson, HR and Information Manager at Volvo CE AB, Cab Division in Hallsberg. "Volvo CE has confidence in us, and is prepared to make a long-term investment in our operations here in Hallsberg."
Cab Division, which employs around 750 people in Hallsberg, develops and manufactures cabs - or "driver environments" as they are sometimes known - for Volvo CE's construction equipment. Just like the rest of Volvo CE, the division has witnessed a considerable growth in volumes in recent years.

Two of Cab Division's three Hallsberg paint shops will shortly reach the end of their useful life spans. Volvo CE has now decided to replace the old paint shops with a new one which, as well as improving quality and increasing capacity, will also bring a number of environmental benefits. For example, both solvent and greenhouse gas emissions will be significantly reduced in comparison with current levels. The new paint shop, which will have its own sewage works, will also generate much smaller waste volumes. In addition, it will use less energy, and water discharges to the municipal sewage works will be more than halved, despite an increase in production volumes.

The new combined cabin, tank and bodypart paint shop will use the latest powder-coating and water-based primer technology, and will be built next to the cab plant. Construction work is due to start this year, and the paint shop is expected to begin production at the start of 2008.

The third paint shop, which is located nearby, is used for painting cylinders and will not therefore be affected by this new investment.

September 5, 2006

Volvo Construction Equipment is a major international company developing, manufacturing and marketing equipment for construction and related industries. Its products, leaders in many world markets, include a comprehensive range of wheel loaders, hydraulic excavators, articulated haulers, motor graders and compact equipment. Volvo Construction Equipment is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial  applications, aerospace components and services. The Group also provides complete solutions for financing and service.

This information was brought to you by Waymaker http://www.waymaker.net

CONTACT:  Volvo CE AB
        Anita Karlsson, +46 70 688 31 40